NO ACT

PO
1-7-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005728

February 14, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-11

William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Re: Comcast Corporation
Incoming letter dated January 7, 2011

Dear Mr. Aaronson:

This is in response to your letter dated January 7, 2011 concerning the shareholder proposal submitted to Comcast by the International Brotherhood of Electrical Workers Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Lindell K. Lee
Trustee
Trust For The International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

February 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 7, 2011

The proposal requests the board to take the necessary steps to provide for cumulative voting in the contested election of directors.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Comcast's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 7, 2011

Re: ***Shareholder Proposals Submitted by International Brotherhood of Electrical Workers Pension Benefit Plan***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2011 Annual Meeting of Shareholders (collectively, the "**2011 Proxy Materials**") the shareholder proposal (the "**IBEW Proposal**") and related supporting statement received from International Brotherhood of Electrical Workers Pension Benefit Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the IBEW Proposal from the 2011 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing them of the Company's intention to exclude the IBEW Proposal from the 2011 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 31, 2011. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the IBEW Proposal, which is attached hereto as **Exhibit A**, may be properly omitted from the 2011 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal, attached hereto as Exhibit B (the "**Davis Proposal**") previously submitted by Evelyn Y. Davis ("**Davis**") and received by the Company prior to the IBEW Proposal. The Company has agreed to include the Davis Proposal in the 2011 Proxy Materials.

The Proposals

The Davis Proposal and the IBEW Proposal each relate to cumulative voting. The Davis Proposal, which will be included in the 2011 Proxy Materials, requests that the Board of Directors:

> "take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

The IBEW Proposal, which was received after the Davis Proposal, requests that the Board of Directors:

> "take the necessary steps to provide for cumulative voting in the contested election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In short, the rule involves three elements: (i) substantially duplicative proposals, (ii) the order in which such proposals were received and (iii) the inclusion of the first-received proposal in the proxy materials.

In the situation at hand, all three requirements are clearly met:

- The Company received the Davis Proposal on June 15, 2010. The IBEW Proposal was not received until December 9, 2010.

- There is no substantive difference between the proposals. The language of each resolution is nearly identical, with both proposals calling for cumulative voting in the election of directors.

- The Company has agreed to include the Davis Proposal in the 2011 Proxy Materials.

We believe the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from cluttering proxy materials with several versions of essentially the same proposal. In previous years, including 2006 and 2004, the Commission has provided the Company with no action relief for the exclusion of shareholder proposals under Rule 14a-8(i)(11). Similarly, permitting the Company to exclude the IBEW Proposal would be fully consistent with the policy behind Rule 14a-8(i)(11).

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the IBEW Proposal may be properly excluded from the 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,



William H. Aaronson

cc: w/enc: International Brotherhood of Electrical Workers Pension Benefit Plan

Arthur R. Block
Comcast Corporation

EXHIBIT A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000

December 9, 2010

VIA FACSIMILE (215-286-7794) AND CERTIFIED MAIL

Mr. Arthur R. Block
Senior Vice President, General Counsel and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Comcast Corporation ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2011.

The proposal relates to **"Cumulative Voting"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Comcast Corporation Class "A" common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2011 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee

Lindell K. Lee
Trustee

LKL:daw
Enclosure

Form 972

RESOLVED: That the stockholders of Comcast Corporation (the "Company") hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the contested election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

SUPPORTING STATEMENT: Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

We believe that cumulative voting provides shareholders the ability to have more meaningful input in selecting their representatives to the Board of Directors. Cumulative voting allows shareholders a greater opportunity to be more deliberate in directing whatever portion of their ownership stake they determine to support or withhold support from a particular director, which we believe makes the election results more informative and useful to the Board and its nominating committee going forward.

We also believe that cumulative voting increases the possibility of electing at least one director with a viewpoint independent of management. In our opinion, this will help achieve the objective of the board representing all shareholders.

We urge our fellow shareholders to vote yes for cumulative voting and the opportunity to enhance our Board with a more independent perspective.

EXHIBIT B

ARB

JUN 1 5 2010

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

JUN 1 5 2010
CERTIFIED RETURN
RECEIPT REQUESTED

June 15,2010

(202) 737-7755

Brian Roberts, CEO
COMCAST
Philadelphia, Penna.
FAX 215 286-7779

Dear Brian:

This is a formal notice to the management of Comcast that Mrs. Evelyn Y. Davis, who is the owner of 500 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2011. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Comcast, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

"Last year the owners of......*shares,representing appoximagely 22% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

* Please insert correct figure.

Sincerely,

Mrs. Evelyn Y. Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Brian: We had a GREAT shareholders meeting. Please acknowledge receipt of this resolution YOURSELF.